UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2026

Commission File Number 001-43199

Guardian Metal Resources PLC

c/o Orana Corporate LLP

25 Eccleston Place

London SW1W 9NF

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Guardian Metal Resources PLC

On September 17, 2026, Guardian Metal Resources PLC announced their Annual Report and Financial Statements for the year ended 30 June 2026.

A copy of the Annual Report and Financial Statements for the year ended 30 June 2026 is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC (Registrant)

Date: September 17, 2026	By:	/s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Annual Report and Financial Statements for the year ended 30 June 2026